UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139 (203) 422-7718
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103	Page 2 of 3 Pages
SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, Amendment No. 3 thereto filed on April 3, 2023, Amendment No. 4 thereto filed on April 10, 2023, Amendment No. 5 thereto filed on April 18, 2023, Amendment No. 6 thereto filed on April 26, 2023, and this Amendment No. 7, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 7 is being filed to amend Item 4 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On April 28, 2023, the Former Directors, who represent approximately 36% of the voting power of the Issuer, commenced a litigation in the Court of Chancery of the State of Delaware (the “Court”) against the current members of the Board and the Company (as nominal defendant) seeking, among other things, an order of the Court compelling the Company to reopen the window (the “Window”) under the Company’s Bylaws for stockholders to propose the removal of one or more directors pursuant to 8 Del. C. § 141(k) and to nominate director candidates and bring forth other proposals at the 2023 annual meeting of stockholders.  The Former Directors commenced this litigation after receiving no response from the Board and the Company regarding their written request to reopen the Window in light of the significant and material issues that transpired after the Window closed, including previously undisclosed self-dealing and related party transactions, an internal investigation regarding management conduct, a myriad of other corporate governance failures, and the resignations of the Former Directors to, among other things, object and protest the foregoing.

[Signature page follows.]

CUSIP No. 13781Y103	Page 3 of 3 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht